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                              March 14, 2023

       Ofer Gonen
       Chief Executive Officer
       Cactus Acquisition Corp. 1 Ltd
       4B Cedar Brook Drive
       Cranbury, NJ 08512

                                                        Re: Cactus Acquisition
Corp. 1 Ltd
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 8, 2023
                                                            File No. 001-40981

       Dear Ofer Gonen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement filed on March 8, 2023

       General

   1. We note your response letter dated December 1, 2022 to comments issued on your Form
                                                        10-K for the year ended
December 31, 2021, where you confirm that your sponsor is, is controlled by, or has
substantial ties with a non-U.S. person. Please revise the preliminary proxy statement to
clearly disclose and include disclosure that addresses how this fact could impact your
ability to complete your initial business combination. For instance, discuss the risk to
investors that you may not be able to complete an initial business combination with a U.S.
target company should the transaction be subject to review by a
                                                        U.S. government entity,
such as the Committee on Foreign Investment in the United
                                                        States (CFIUS), or
ultimately prohibited. Disclose that as a result, the pool of potential targets with which you
could complete an initial business combination may be limited.
                                                        Further, disclose that
the time necessary for government review of the transaction or a decision to prohibit
the transaction could prevent you from completing an initial business combination and require
you to liquidate. Disclose the consequences of liquidation to
 Ofer Gonen
Cactus Acquisition Corp. 1 Ltd
March 14, 2023
Page 2
      investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Ambrogi at 202-551-4821 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameOfer Gonen
                                                           Division of
Corporation Finance
Comapany NameCactus Acquisition Corp. 1 Ltd
                                                           Office of Real
Estate & Construction
March 14, 2023 Page 2
cc:       Jonathan M. Nathan, Esq.
FirstName LastName